Filed by Manulife Financial
Corporation pursuant to Rule 425 of
the Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: John Hancock
Financial Services, Inc.
Commission File No.: 1-15607

     The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

     Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

     Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

     This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their

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entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

     Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

     The following is a series of slides used during the third quarter earnings release call.

* * *

Third Quarter 2003 Financial & Operating Results October 28, 2003

This presentation may contain forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties and actual results may differ materially from those implied by such statements. Investors are directed to consider the risks and uncertainties in our business that may affect future performance and that are discussed in our most recent Annual Report filed with the U.S. Securities and Exchange Commission on Form 40-F. Investors are cautioned not to place undue reliance on the Company's forward-looking statements. The Company does not undertake to update any forward-looking statements. Important Notice

CEO's Remarks Dominic D'Alessandro President & Chief Executive Officer

Third Quarter 2003 Results

Canada: record earnings; strong new business growth from new product introductions, improved equity markets and broadened distribution U.S.: increased earnings driven by impact of turnaround in equity markets, higher sales, and an improved expense position Asia: HK earnings grew despite poor economic conditions; increased sales in Other Asian Territories in part due to new Guangzhou branch and CMG Philippines acquisition Japan: results reflect good progress, continued focus on agency recruitment, expense savings and introduction of ManuMed Reinsurance: unfavourable life retrocession mortality experience offset by positive impact of improved equity markets on segregated fund guarantees Divisional Review

CFO's Remarks Peter Rubenovitch Executive Vice President & Chief Financial Officer

Third Quarter 2003 Record Quarterly Earnings of $396M Shareholders' net income up 21% with EPS of $0.85 up 23% Highlights Record wealth management earnings of $108 million this quarter and YTD earnings +28% compared to 2002 Significant increase in Canadian Division earnings Non-Hong Kong operations in Asia earned record $12 million in Q3 Further strengthening in Japan with improvements in all key metrics

Strong Balance Sheet Proactively increased provisions in response to modest weakening of U.S. commercial mortgage portfolio Improvement in equity markets drove $855 million increase in deferred realized and unrealized net gains on equity portfolio versus 3Q02 MCCSR of 251% as at September 30, 2003 Cash & equivalents of more than $4.5 billion 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 273 533 343 838 1128 Equity Portfolio Total Realized and Unrealized Net Gains C$ millions

Segregated fund guarantee reserves declined by $10 million as these reserves exceeded the CTE (80) level at end of Q3 With more positive equity markets, expect reserves to decline as risk dissipates. Reserves cover 16% of theoretical exposure compared to 12% two quarters ago Seg Fund Guarantee Reserves Increase in Reserve Confidence Levels

Divisional Earnings

Insurance Sales - New Annualized Recurring Premiums New annualized recurring premiums of $300 million were up 11% YOY +20% on a constant currency basis Very strong growth in the U.S. with good increases in Canada and Asia Other Territories Strong Insurance Sales +20% on a Constant Currency Basis 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Regular Premium Insurance Sales 244 271 296 307.6 289.6 300 Single Premium Wealth Mgmt Sales 250.7 295 442.7 390.8 236.8 C$ millions

Sales of $3.7 billion increased 14% YOY - up 26% on a constant currency basis Japan, Asia and Canada exhibited particular strength Wealth Management Sales +26% on a Constant Currency Basis 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Regular Premium Insurance Sales 244.5 271.9 295.4 307.6 289.6 Single Premium Wealth Mgmt Sales 3630 3295 3911 3910 3526 3741 C$ millions Wealth Management Sales

Improved claims and good business growth drove 18% increase in shareholder earnings Sales grew 28% with particular strength in traditional life insurance, critical illness and affinity programs, partly due to expansion in the MGA channel Canada: Individual Insurance Earnings Grew 18% 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 42 39 45 39 51 45 C$ millions Shareholders' Net Income 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 35 32 35 33 40 41 C$ millions Sales - New Annualized Recurring Premiums

24% YOY increase in earnings to $41 million driven by good business growth and improved margins in Group Benefits Claims experience continued favourable Canada: Group Businesses Earnings Grew 24% 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 28 33 30 37 34 41 C$ millions Shareholders' Net Income

Strong sales trend led to second place ranking in new sales in Q2 Canada: Group Pensions Q2 Sales Ranking Jumps to #2 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 43 56 45 151 93 129 C$ millions New Business Sales

Earnings of $45 million were more than triple 3Q02 results driven by good sales and the absence of charges for additions to segregated fund guarantee reserves Segregated fund sales grew 81% versus Q3/02 Canada: Ind'l Wealth Mgmt Segregated Fund Sales Grew 81% 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 27 13 28 18 40 45 C$ millions SH Net Income 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 427 135 183 244 199 243 Segregated Fund Deposits C$ millions

2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 85 85 159 99 115 Long-term mutual fund sales grew 36% YOY 79% increase in Manulife Bank new loan volume due to continued strong performance of Manulife One and loans facilitating sales of insurance and investment products Canada: Ind'l Wealth Mgmt 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 145.5 147.8 179.1 246.3 259.7 264 C$ millions Long-Term Mutual Fund Sales Manulife Bank New Loan Volume C$ millions

Earnings grew 4% on a U.S. dollar basis due to less favourable mortality experience compared to 3Q02 and increased strain due to strong sales growth Sales up 60% in U.S. dollars to record level for a 3rd quarter - driven by strong UL sales and continued effectiveness in growing sales in key producer firms Premiums and deposits up 14% in U.S. dollars U.S.: Insurance Sales at Record Q3 Level 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 51 52 51 47 51 54 US$ millions Shareholders' Net Income 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 38.8 42 49.2 56.1 56.5 66 Sales - New Annualized Recurring Premiums US$ millions

Increased fee income contributed to 11% increase in earnings on a U.S. dollar basis Premiums & deposits increased 12% on a U.S. dollar basis Case count rose 16% to approximately 26,500 Funds under management grew 45% to US$20.6 billion U.S.: Group Pensions 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 13 1378 1416 1753 1471 1539 US$ millions Premiums & Deposits 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 13 22899 23600 24999 25797 26487 Thousands Number of Cases

2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 7 12 8 13 16 Earnings doubled to US$16 million from a weak third quarter of 2002 Improvement resulted from absence of segregated fund reserve charges, increased fee revenue and improved investment income on fixed block U.S.: Ind'l Wealth Mgmt Earnings Doubled US$ millions Shareholders' Net Income

In U.S. dollars, gross sales +11%, while net sales +21% Funds under management +34% to US$19.2 billion U.S.: Ind'l Wealth Mgmt Net VA Cash Flow Up 21% 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 533.5 14.39 15.638 15.797 18.246 19.219 Funds Under Management US$billions 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 533.5 441 512.2 532 725 533 Variable Annuities Net Sales US$ millions

Earnings grew $16 million or 22% from the prior year - 37% on a constant currency basis Premiums and deposits reached $1 billion for the first time Asia Premiums & Deposits Exceed $1 Bln 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 60 787 802 747 781 1007 C$ millions Premiums & Deposits

Earnings grew 28% in constant currency due to business growth, continuing strong insurance margins, increasing MPF fee revenue and good expense management Insurance sales up modestly Asia: Hong Kong Earnings Grew 28% in Constant Currency 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 35 34 38 28 33 35 US$ millions Insurance Sales - New Annualized Recurring Premiums 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 43 44 35 46 55 Shareholders' Net Income US$ millions

Record earnings of $12 million driven by 20% increase in number of agents and strong business growth. Growth outlook continues strong with recent acquisitions in Indonesia and new Beijing license in China Asia: Other Territories Record Quarterly Earnings 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 5 4 5 9 12 C$ millions Shareholders' Net Income

Earnings increased due to more profitable product mix and improved investment returns, combined with a reduction in expenses Agency force up 8.5% over two quarters - exceeds prior year for first time Japan Agency Force Growth Continues C$ millions Shareholders' Net Income 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 27 26 25 25 28 # of agents Agency Force 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Agents 3444 3288 3280 3196 3326 3467

New products well received Variable annuity sales grew 17% from prior quarter Japan VA Sales Grew 17% QOQ 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 Total Sales 2762 6236 9750 16111 18833 Yen millions Variable Annuity Sales

Reinsurance Earnings down modestly in Canadian dollars but up 8% on a constant currency basis Q3 earnings benefited from improved equity markets, dampened by poor claims in contrast to favourable claims in first half of 2003 2Q02 3Q02 4Q02 1Q03 2Q03 3Q03 NI 40 42 52 57 51 41 Shareholders' Net Income C$ millions

Expenses up a modest 1% in C$ Expenses were up 9% on a constant currency basis but rose only 3% after excluding variable costs related to sales and the expensing of stock-based compensation beginning in 2003. Staff numbers down 1% YOY Tight Expense Management

Integration planning in progress Expect to commence quarterly reporting on a US GAAP basis Expect to file proxy circular/prospectus with the SEC within a week Meeting of John Hancock shareholders expected in early Q1 2004 Regulatory filings and approvals are on track Filing made with TSX for Normal Course Issuer Bid JHF Merger Update

A very strong quarter, with all key businesses performing well In Conclusion...

Question and Answer Session